

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

November 25, 2008

via U.S. mail and facsimile

Mr. Francis T. Joyce
Chief Financial Officer
Macquarie Infrastructure Company LLC
125 West 55th Street
New York, New York 10019

> **Re:** **Macquarie Infrastructure Company LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-32384**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 14, 2008**
> **File No. 1-32384**

Dear Mr. Stokes:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Bulk Liquid Storage Terminal Business, page 74

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

1.   You state, "Other income includes one-time items as well as gross profit from
        nursery operations." However, you do not discuss your nursery operations in
        your business section. Given that Other Income was 4.6 million in 2007 and net
        income was 9.6 million, please explain why a description of your nursery
        operations is not material to an understanding of your bulk liquid storage terminal
        business.

Liquidity and Capital Resources

Bulk Liquids Storage Terminal Business

Investing Activities, page 92

2.   We note your disclosure that indicates your expected level of future maintenance
        capital expenditure includes the need for increased environmental expenditure to
        remediate existing sites. Please clarify for us the nature of these costs and your
        related accounting policy. Please refer to EITF 90-8 and SOP 96-1 for guidance.

3.   We further note various capital expenditures disclosures throughout your
        document, including those found on page 93, that indicate capital expenditures
        will include "tank refurbishment projects and dock repairs." Please clarify your
        accounting for these expenditures and why you believe it is appropriate. We
        further note your definition of maintenance capital expenditures on page 85 of
        your document that indicates it is to "maintain our existing revenue-producing
        assets in good working order." It is unclear why such expenditures do not
        represent repairs and maintenance costs.

Financial Statements

Summary of Significant Accounting Policies

Cash Equivalents, page F-9

4.   We note your disclosure that indicates you have included an amount of
        commercial paper as part of your cash equivalents. Please clarify for us the
        nature of this investment and why you believe it represents a cash equivalent as of
        your balance sheet date.

Exhibits

5.   We direct your attention to Item 601(b)(10) of Regulation S-K. Please explain why the contracts governing each of the advisory services provided by the Macquarie Group and wholly owned subsidiaries of the Macquarie Group listed on page 35 of your Annual Proxy Statement were not filed as exhibits to your 10-K.

Proxy Statement

Executive Compensation, page 19

Employment Agreements, page 20

6.   Provide each employment agreement between your executive officers and Macquarie Holdings (USA), Inc. as an exhibit to your 10-K

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Karney
       J. Madison
       K. Calder
       K. Stertzel